

August 20, 2010

Thomas J. Sabatino, Jr., Esq.
Senior Vice President, General Counsel
UAL Corporation
77 W. Wacker Drive
Chicago, IL 60601

    Re: **Form 10-K for the fiscal year ended December 31, 2009**
        Filed February 26, 2010
        Form 10-Q for the quarter ended March 31, 2010
        Filed April 27, 2010
        Definitive Proxy on Schedule 14A
        Filed April 20, 2010
        File No. 001-06033

Dear Sabatino:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief